FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

July 18, 2007

Item 3: News Release:

A news release dated and issued on July 18, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Pacific North West Capital Corp. closes private placement.

Item 5: Full Description of Material Change:

Vancouver, Canada, July 18, 2007 -- Pacific North West Capital Corp. (TSX: PFN, OTCBB: PAWEF, Frankfurt: P7J) (the “Company”) is pleased to announce that the Company has closed its private placement and has issued 4,161,356 units at a purchase price of $0.70 for proceeds of $2,912,949.  Each unit consisted of one common share and one-half of one share purchase warrant with each whole warrant exercisable at a purchase price of $0.90 for a period of 18 months from the date of closing.

In addition, the Company has also issued 1,500,000 flow-through units at a purchase price of $0.80 for proceeds of $1,200,000.  Each flow-through unit consisted of one flow-through common share and one-half of one non-flow-through share purchase warrant with each whole warrant exercisable at a purchase price of $1.00 for a period of 12 months from the date of closing.

In compliance with Canadian securities law, all of the securities issued in connection with this private placement are subject to a hold period which will expire November 19, 2007.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 18th day of July 2007.